December 22, 2009

Securities and Exchange Commission

100 F Street, NE

Station Place

Washington, D.C. 20549

Re: RiverNorth Core Opportunity Fund
File Nos. 333-136185 and 811-21934

Dear Sir/Madam: You will find enclosed herewith a copy of the Fidelity Bond Endorsement No. 8 for the RiverNorth Core Opportunity Fund, pursuant to Regulation 270.17g-1 of the Regulations of the Commission issued under the Investment Company Act of 1940.

This is an Extended Bond Period endorsement which amends the Bond by updating Item 1 of the declarations page and extending the Bond expiration date as previously filed (Accession No. 0001035449-08-000584) from November 1, 2009 to December 31, 2009.

The premiums for the Bond have been paid for the period from November 1, 2008 to December 31, 2009.If you have any questions, please contact the undersigned.

Sincerely,

/s/ Kelly A. Manzella

Kelly A. Manzella
Legal Administration
Unified Fund Services, Inc.
317-917-7000, ext. 8223

Unified Fund Services, Inc.

Enclosures

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH CORE OPPORTUNITY FUND

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on November 1, 2008
to 12:01 a.m. on December 31, 2009

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 31, 2009

By Robert Hamburger
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)